ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 OCT 16 A 11:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017556

File No. 82-4959

Date: 21 SEP 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

10/18